SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
-------
FORM 20-F/A
AMENDMENT NO. 1
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: March 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:___________ For the transition period from _________ to _________

Commission file number: 000-29304

Ryanair Holdings plc
(Exact name of registrant as specified in its charter)

Ryanair Holdings plc
(Translation of registrant's name into English)

Republic of Ireland
(Jurisdiction of incorporation or organization)

c/o Ryanair Limited
Corporate Head Office
Dublin Airport
County Dublin, Ireland
(Address of principal executive offices)

Please see "Item 4. Information on the Company" herein.
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing five Ordinary Shares Ordinary Shares, par value 0.635 euro cent per share	The NASDAQ Stock Market LLC The NASDAQ Stock Market LLC (not for trading but only in connection with the registration of the American Depositary Shares)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
1,455,593,261 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☑ Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement Item the registrant has elected to follow
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

EXPLANATORY NOTE

                This Amendment No. 1 ("Amendment No. 1") to the Annual Report on Form 20-F of Ryanair Holdings plc (the "Company") for the fiscal year ended March 31, 2012 filed on July 31, 2012 (the "Original Form 20-F") is being filed solely to revise the disclosure in Item 6. Directors, Senior Management and Employees ("Item 6") in the Original Form 20-F with respect to the Company's reliance on an exemptions from the NASDAQ Corporate Governance Rules with respect to its Nominating Committee.

                This Amendment No. 1 consists of a cover page, this explanatory note, Item 6, and the signature pages and the required certifications of the chief executive officer and chief financial officer of the Company.

                Except for the matters described above, this Amendment No. 1 does not modify or update disclosure in, or exhibits to, the Original Form 20-F.

                Item 6 of the Original Form 20-F is revised by this Amendment No. 1 as follows:

Item 6. Directors, Senior Management and Employees

Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same directors and executive officers.

DIRECTORS

The following table sets forth certain information concerning the directors of Ryanair Holdings and Ryanair as of June 30, 2012:
Name	Age	Positions
David Bonderman (a)(b).......................................	69	Chairman of the Board and Director
Michael Horgan (d)...............................................	75	Director
Klaus Kirchberger (e)............................................	54	Director
Charles McCreevy (c)...........................................	62	Director
Declan McKeon (c)...............................................	61	Director
Kyran McLaughlin (a)(b).....................................	68	Director
Michael O'Leary (a)(b)(f).....................................	51	Director and Chief Executive Officer
James Osborne (a)(c)(e)........................................	63	Director
Paolo Pietrogrande (e)..........................................	55	Director
______________

(a) Member of the Executive Committee.

(b) Member of the Nomination Committee.

(c) Member of the Audit Committee.

(d) Member of the Air Safety Committee.

(e) Member of the Remuneration Committee.

(f) Mr. O'Leary is also the chief executive officer of Ryanair Holdings and Ryanair. None of the other directors are executive officers of Ryanair Holdings or Ryanair.

David Bonderman (Chairman). David Bonderman has served as a director since August 1996 and has served as the chairman of the Board of Directors since December 1996. In 1992, Mr. Bonderman co-founded TPG (formerly known as Texas Pacific Group), a private equity investment firm. He currently serves as an officer and director of the general partner and manager of TPG. Mr. Bonderman is also an officer, director and shareholder of 1996 Air G.P. Inc., which owns shares of Ryanair. He also serves on the boards of directors of the following public companies: Armstrong World Industries, Inc., CoStar Group, Inc. and General Motors Company. Mr. Bonderman is a U.S. citizen.

Michael Horgan (Director). Michael Horgan has served as a director since January 2001. A former Chief Pilot of Aer Lingus, he has acted as a consultant to a number of international airlines, civil aviation authorities, the European Commission and the European Bank for Reconstruction and Development. Mr. Horgan is the Chairman of the Company's Air Safety Committee. Mr. Horgan is an Irish citizen.

Klaus Kirchberger (Director). Klaus Kirchberger has served as a director since September 2002. He also serves as a director of a number of German corporations. Mr. Kirchberger is a German citizen.

Charles McCreevy (Director). Charles McCreevy has served as a director since May 2010. Mr. McCreevy has previously served as EU Commissioner for Internal Markets and Services (2004-2010) and has held positions in several Irish Government Ministerial Offices, including Minister for Finance (1997-2004), Minister for Tourism & Trade (1993-1994) and Minister for Social Welfare (1992-1993). Mr. McCreevy is an Irish citizen.

Declan McKeon (Director). Declan McKeon has served as a director since May 2010. Mr. McKeon is a former audit partner of PricewaterhouseCoopers and continues to act as a consultant to PricewaterhouseCoopers. He is currently a director, chairman of the audit committee, and a member of the compensation committee of Icon plc. Mr. McKeon is an Irish citizen.

Kyran McLaughlin (Director). Kyran McLaughlin has served as a director since January 2001, and is also Deputy Chairman and Head of Capital Markets at Davy Stockbrokers. Mr. McLaughlin also advised Ryanair during its initial flotation on the Dublin and NASDAQ stock markets in 1997. Mr. McLaughlin serves on the Board of Directors of Elan Corporation plc, and he also serves as a director of a number of other Irish private companies. Mr. McLaughlin is an Irish citizen.

Michael O'Leary (Executive Director). Michael O'Leary has served as a director of Ryanair since 1988 and a director of Ryanair Holdings since July 1996. Mr. O'Leary was appointed chief executive officer of Ryanair on January 1, 1994. Mr. O'Leary is an Irish citizen.

James Osborne (Director). James Osborne has served as a director of Ryanair Holdings since August 1996, and has been a director of Ryanair since April 1995. Mr. Osborne is a former managing partner of A & L Goodbody Solicitors.  He is also a former Chairman of Independent News and Media plc and a director of James Hardie Industries NV.  He also serves as a director of a number of Irish private companies. Mr. Osborne is an Irish citizen.

Paolo Pietrogrande (Director). Paolo Pietrogrande has served as a director since 2001. He is presently Chairman of Element Power Solar. A chemical engineer by training, he has served as an executive at a number of multinational companies. Mr. Pietrogrande currently serves on the board of AMKA Onlus (Not for Profit Company) and Camco International (LSE: CAO) where he is also chairman of the audit committee. He also serves on the advisory board of Wheb Ventures. Mr. Pietrogrande is a U.S. citizen.

The Board of Directors has established a number of committees, including the following:

Executive Committee. The Board of Directors established the Executive Committee in August 1996. The Executive Committee can exercise the powers exercisable by the full Board of Directors in circumstances in which action by the Board of Directors is required but it is impracticable to convene a meeting of the full Board of Directors. Messrs. Bonderman, McLaughlin, O'Leary and Osborne are the members of the Executive Committee.

Remuneration Committee. The Board of Directors established the Remuneration Committee in September 1996. This committee has authority to determine the remuneration of senior executives of the Company and to administer the stock option plans described below. The Board of Directors as a whole determines the remuneration and bonuses of the chief executive officer, who is the only executive director. Messrs. Osborne, Pietrogrande and Kirchberger are the members of the Remuneration Committee.

Audit Committee. The Board of Directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent chartered accountants; to review with the accountants the plans for and scope of each annual audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the accountants; to review the independence of the accountants; and to review the adequacy and effectiveness of the Company's internal accounting controls. Messrs. McKeon, Osborne and McCreevy are the members of the Audit Committee. In accordance with the recommendations of the Irish Combined Code of Corporate Governance (the "Combined Code"), a senior independent non-executive director, Mr. McKeon, is the chairman of the Audit Committee. All members of the Audit Committee are independent for purposes of the listing rules of the NASDAQ and the U.S. federal securities laws.

Nomination Committee. The Board of Directors established the Nomination Committee in May 1999 to make recommendations and proposals to the full Board of Directors concerning the selection of individuals to serve as executive and non-executive directors. The Board of Directors as a whole then makes appropriate determinations regarding such matters after considering such recommendations and proposals. Messrs. Bonderman, McLaughlin and O'Leary are the members of the Nomination Committee.

Air Safety Committee. The Board of Directors established the Air Safety Committee in March 1997 to review and discuss air safety and related issues. The Air Safety Committee reports to the full Board of Directors each quarter. The Air Safety Committee is composed of Mr. Horgan (who acts as the chairman), as well as the following executive officers of Ryanair: Messrs. Conway, Hickey, O'Brien and Wilson.

Powers of, and Action by, the Board of Directors

The Board of Directors is empowered by the Articles to carry on the business of Ryanair Holdings, subject to the Articles, provisions of general law and the right of stockholders to give directions to the directors by way of ordinary resolutions. Every director who is present at a meeting of the Board of Directors of Ryanair Holdings has one vote. In the case of a tie on a vote, the chairman of the Board of Directors has a second or tie-breaking vote. A director may designate an alternate director to attend any Board of Directors meeting, and such alternate director shall have all the rights of a director at such meeting.

The quorum for a meeting of the Board of Directors, unless another number is fixed by the directors, consists of three directors, a majority of whom must be EU nationals. The Articles require the vote of a majority of the directors (or alternates) present at a duly convened meeting for the approval of any action by the Board of Directors.

Composition and Term of Office

The Articles provide that the Board of Directors shall consist of no fewer than three and no more than 15 directors, unless otherwise determined by the stockholders. There is no maximum age for a director and no director is required to own any shares of Ryanair Holdings.

Directors are elected (or have their appointments confirmed) at the annual general meetings of stockholders. Save in certain circumstances, at every annual general meeting, one-third (rounded down to the next whole number if it is a fractional number) of the directors (being the directors who have been longest in office) must stand for re-election as their terms expire. Accordingly the terms of Michael Horgan, Kyran McLoughlin and Paolo Pietrogrande will have expired. Michael Horgan and Kyran McLoughlin will be eligible to offer themselves for re-election at the annual general meeting scheduled to be held on September 21, 2012. Paolo Pietrogrande will not be offering himself for re-election.

Exemptions from NASDAQ Corporate Governance Rules

The Company relies on certain exemptions from the NASDAQ corporate governance rules. These exemptions, and the practices the Company adheres to, are as follows:

•      The Company is exempt from NASDAQ's quorum requirements applicable to meetings of shareholders, which require a minimum quorum of 33% for any meeting of the holders of common stock, which in the Company's case are its Ordinary Shares. In keeping with Irish generally accepted business practice, the Articles provide for a quorum for general meetings of shareholders of three shareholders, regardless of the level of their aggregate share ownership.

•      The Company is exempt from NASDAQ's requirement with respect to audit committee approval of related-party transactions, as well as its requirement that shareholders approve certain stock or asset purchases when a director, officer or substantial shareholder has an interest. The Company is subject to extensive provisions under the Listing Rules of the Irish Stock Exchange (the "Irish Listing Rules") governing transactions with related parties, as defined therein, and the Irish Companies Act also restricts the extent to which Irish companies may enter into related-party transactions. In addition, the Articles contain provisions regarding disclosure of interests by the directors and restrictions on their votes in circumstances involving conflicts of interest. The concept of a related party for purposes of NASDAQ's audit committee and shareholder approval rules differs in certain respects from the definition of a transaction with a related party under the Irish Listing Rules.

•      NASDAQ requires shareholder approval for certain transactions involving the sale or issuance by a listed company of common stock other than in a public offering. Under the NASDAQ rules, whether shareholder approval is required for such transactions depends, among other things, on the number of shares to be issued or sold in connection with a transaction, while the Irish Listing Rules require shareholder approval when the size of a transaction exceeds a certain percentage of the size of the listed company undertaking the transaction.

•      NASDAQ requires that each issuer solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. The Company is exempt from this requirement as the solicitation of holders of ADSs is not required under the Irish Listing Rules or the Irish Companies Acts. Details of our annual general meetings and other shareholder meetings, together with the requirements for admission, voting or the appointment of a proxy are available on the website of the Company in accordance with the Irish Companies Acts and the Company's Articles of Association. ADS holders may provide instructions to The Bank of New York, as depositary, as to the voting of the underlying Ordinary Shares represented by such ADSs. Alternatively, ADS holders may convert their holding to Ordinary Shares, subject to compliance with the nationality ownership rules, in order to be eligible to attend our annual general meetings or other shareholder meetings.

•      NASDAQ requires that all members of a listed company's Nominating Committee be independent directors, unless the Company, as a foreign private issuer, provides an attestation of non-conforming practice based upon home country practice and then discloses such non-conforming practice annually in its Form 20-F.  As permitted by the Irish Listing Rules, Michael O'Leary, the Company's Chief Executive Officer, serves as a member of the Company's Nominating Committee.

The Company also follows certain other practices under the UK Corporate Governance Code in lieu of those set forth in the NASDAQ corporate governance rules, as expressly permitted thereby. Most significantly:

•      Independence. NASDAQ requires that a majority of an issuer's Board of Directors be "independent" under the standards set forth in the NASDAQ rules and that directors deemed independent be identified in the Company's annual report on Form 20-F. The Board of Directors has determined that each of the Company's eight non-executive directors is "independent" under the standards set forth in the UK Corporate Governance Code. Under the UK Corporate Governance Code, there is no bright-line test establishing set criteria for independence, as there is under NASDAQ Rule 4200(a)(15). Instead, the Board of Directors determines whether the director is "independent in character and judgment," and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director's judgment. Under the UK Corporate Governance Code, the Board of Directors may determine that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, but it should state its reasons if it makes such a determination. The UK Corporate Governance Code specifies that relationships or circumstances that may be relevant include whether the director: (i) has been an employee of the relevant company or group within the last five years; (ii) has had within the last three years a direct or indirect material business relationship with such company; (iii) has received payments from such company, subject to certain exceptions; (iv) has close family ties with any of the company's advisers, directors or senior employees; (v) holds cross-directorships or other significant links with other directors; (vi) represents a significant shareholder; or (vii) has served on the Board of Directors for more than nine years. In determining that each of the eight non-executive directors is independent under the UK Corporate Governance Code standard, the Ryanair Holdings Board of Directors identified such relevant factors with respect to non-executive directors Messrs. Bonderman, McLaughlin, Osborne, Horgan, Pietrogrande and Kirchberger. When arriving at the decision that these directors are nonetheless independent, the Board of Directors has taken into account the comments made by the Financial Reporting Council in its report dated December 2009 on its review of the impact and effectiveness of the UK Corporate Governance Code. The NASDAQ independence criteria specifically state that an individual may not be considered independent if, within the last three years, such individual or a member of his or her immediate family has had certain specified relationships with the company, its parent, any consolidated subsidiary, its internal or external auditors, or any company that has significant business relationships with the company, its parent or any consolidated subsidiary. Neither ownership of a significant amount of stock nor length of service on the board is a per se bar to independence under the NASDAQ rules.

•      CEO compensation. The NASDAQ rules require that an issuer's chief executive officer not be present during voting or deliberations by the Board of Directors on his or her compensation. There is no such requirement under the UK Corporate Governance Code.

EXECUTIVE OFFICERS

The following table sets forth certain information concerning the executive officers of Ryanair Holdings and Ryanair at June 30, 2012:
Name	Age	Position
Michael Cawley..............................................	58	Deputy Chief Executive; Chief Operating Officer
Ray Conway...................................................	57	Chief Pilot
Caroline Green................................................	48	Director of Customer Service
Michael Hickey..............................................	49	Director of Engineering
Juliusz Komorek.............................................	34	Director of Legal & Regulatory Affairs; Company Secretary
Howard Millar.................................................	51	Deputy Chief Executive; Chief Financial Officer
David O'Brien.................................................	48	Director of Flight Operations and Ground Operations
Michael O'Leary............................................	51	Chief Executive Officer
Edward Wilson...............................................	48	Director of Personnel and In-flight

Michael Cawley (Deputy Chief Executive; Chief Operating Officer). Michael Cawley was appointed Deputy Chief Executive and Chief Operating Officer on January 1, 2003, having served as Chief Financial Officer and Commercial Director since February 1997. From 1993 to 1997, Michael served as Group Finance Director of Gowan Group Limited, one of Ireland's largest private companies and the main distributor for Peugeot and Citröen automobiles in Ireland.

Ray Conway (Chief Pilot). Captain Ray Conway was appointed as Chief Pilot in June 2002, having joined Ryanair in 1987. He has held a number of senior management positions within the Flight Operations Department over the last 25 years, including Fleet Captain of the BAC1-11 and Boeing 737-200 fleets. Ray was Head of Training between 1998 and June 2002. Prior to joining Ryanair, Ray served as an officer with the Irish Air Corps for 14 years where he was attached to the Training and Transport Squadron, which was responsible for the Irish government jet.

Caroline Green (Director of Customer Service). Caroline Green was appointed Director of Customer Service in February 2003. Prior to this, Caroline served as Chief Executive Officer of Ryanair.com between November 1996 and January 2003. Before joining Ryanair, Caroline worked in senior positions at a number of airline computerized reservations system providers, including Sabre.

Michael Hickey (Director of Engineering). Michael Hickey has served as Director of Engineering since January 2000. Michael has held a wide range of senior positions within the Engineering Department since 1988 and was Deputy Director of Engineering between 1992 and January 2000. Prior to joining Ryanair in 1988, Michael worked as an aircraft engineer with Fields Aircraft Services and McAlpine Aviation, working primarily on executive aircraft.

Juliusz Komorek (Director of Legal & Regulatory Affairs; Company Secretary). Juliusz Komorek was appointed Company Secretary and Director of Legal and Regulatory Affairs in May 2009, having served as Deputy Director of Legal and Regulatory Affairs since 2007. Prior to joining the Company in 2004, Juliusz had gained relevant experience in the European Commission's Directorate General for Competition and in the Polish Embassy to the EU in Brussels, as well as in the private sector in Poland and the Netherlands. Juliusz is a lawyer, holding degrees from the universities of Warsaw and Amsterdam.

Howard Millar (Deputy Chief Executive; Chief Financial Officer). Howard Millar was appointed Deputy Chief Executive and Chief Financial Officer on January 1, 2003, having served as Director of Finance of Ryanair from March 1993. Between April 1992 and March 1993 he served as Financial Controller of Ryanair. Howard was the Group Finance Manager for the Almarai Group, the largest integrated dairy food processing company in the world, in Riyadh, Saudi Arabia, from 1988 to 1992.

David O'Brien (Director of Flight Operations and Ground Operations). David O'Brien was appointed Director of Flight Operations and Ground Operations in December 2002; previously, he served as Director of Flight Operations of Ryanair from May 2002, having served as Director of U.K. Operations since April 1998. Prior to that, David served as Regional General Manager for Europe and CIS for Aer Rianta International. Between 1992 and 1996, David served as Director of Ground Operations and In-flight for Ryanair.

Michael O'Leary (Chief Executive Officer). Michael O'Leary has served as a director of Ryanair since November 1988 and was appointed Chief Executive Officer on January 1, 1994.

Edward Wilson (Director of Personnel and In-flight). Edward Wilson was appointed Director of Personnel and In-flight in December 2002, prior to which he served as Head of Personnel since joining Ryanair in December 1997. Prior to joining Ryanair he served as Human Resources Manager for Gateway 2000 and held a number of other human resources-related positions in the Irish financial services sector.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation

The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to the eight sitting non-executive directors and nine executive officers named above in the 2012 fiscal year was €6.0 million. For details of Mr. O'Leary's compensation in such fiscal year, see "-Employment and Bonus Agreement with Mr. O'Leary" below.

Each of Ryanair Holdings' eight non-executive directors is entitled to receive €32,000 plus expenses per annum, as remuneration for his services to Ryanair Holdings. Mr. Bonderman executed an agreement with Ryanair Holdings waiving his entitlement to receive this remuneration for the 2012 fiscal year. The additional remuneration paid to Audit Committee members for service on that committee is €15,000 per annum. Mr. Horgan receives €40,000 per annum in connection with his additional duties in relation to the Air Safety Committee.

For further details of stock options that have been granted to the Company's employees, including the executive officers, see "Item 10. Additional Information-Options to Purchase Securities from Registrant or Subsidiaries," as well as Note 15 to the consolidated financial statements included herein.

Employment and Bonus Agreement with Mr. O'Leary

Mr. O'Leary's current employment agreement with the Company is dated July 1, 2002 and can be terminated by either party upon 12 months' notice. Pursuant to the agreement, Mr. O'Leary serves as Chief Executive Officer at a current annual gross salary of €768,000, subject to any increases that may be agreed between the Company and Mr. O'Leary. Mr. O'Leary is also eligible for annual bonuses as determined by the Board of Directors of the Company; the amount of such bonuses paid to Mr. O'Leary in the 2012 fiscal year totaled €504,000. Mr. O'Leary is subject to a covenant not to compete with the Company within the EU for a period of two years after the termination of his employment with the Company. Mr. O'Leary's employment agreement does not contain provisions providing for compensation on its termination.

EMPLOYEES AND LABOR RELATIONS

The following table sets forth the details of Ryanair's team at each of March 31, 2012, 2011 and 2010:

	Number of Personnel at March 31,
Classification	2012	2011	2010
Management..........................................	99	95	99
Administrative.......................................	280	275	276
Maintenance..........................................	138	149	180
Ground Operations...............................	243	268	297
Pilots.......................................................	2,429	2,344	2,032
Flight Attendants*................................	5,199	5,429	4,284
Total........................................................	8,388	8,560	7,168
* Decrease on prior year due to lower aircraft in operation in March 2012 and cabin crew staff being furloughed.

Ryanair's pilots, flight attendants and maintenance and ground operations personnel undergo training, both initial and recurrent. A substantial portion of the initial training for Ryanair's flight attendants is devoted to safety procedures, and cabin crew are required to undergo annual evacuation and fire drill training during their tenure with the airline. Ryanair also provides salary increases to its engineers who complete advanced training in certain fields of aircraft maintenance. Ryanair utilizes its own Boeing 737-800 aircraft simulators for pilot training.

IAA regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft to be flown. In addition, IAA regulations require all commercial pilots to be medically certified as physically fit. At March 31, 2012, the average age of Ryanair's pilots was 34 years and their average period of employment with Ryanair was 4.8 years. Licenses and medical certification are subject to periodic re-evaluation and require recurrent training and recent flying experience in order to be maintained. Maintenance engineers must be licensed and qualified for specific aircraft types. Flight attendants must undergo initial and periodic competency training. Training programs are subject to approval and monitoring by the IAA. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must be satisfactory to the IAA. Based on its experience in managing the airline's growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers and mechanics within the EU to satisfy Ryanair's anticipated future needs in the areas of flight operations, maintenance and quality control and that Ryanair will not face significant difficulty in hiring and continuing to employ the required personnel. Ryanair has also been able to satisfy its needs for additional pilots through the use of contract agencies.  These contract pilots are included in the table above. In addition, Ryanair has also been able to satisfy its needs for additional flight attendants through the use of contract agencies. These contract flight attendants are included in the table above.

Ryanair has licensed approved organizations in Sweden and Holland to operate pilot training courses using Ryanair's syllabus, in order to grant Boeing 737 type-ratings. Each trainee pilot must pay for his or her own training and, based on his or her performance, he or she may be offered a position operating on Ryanair aircraft. This program enables Ryanair to secure a continuous stream of type-rated co-pilots.

Ryanair's employees earn productivity-based incentive payments, including a sales bonus for onboard sales for flight attendants and payments based on the number of hours or sectors flown by pilots and flight attendants (within limits set by industry standards or regulations fixing maximum working hours). During the 2012 fiscal year, such productivity-based incentive payments accounted for approximately 47% of an average flight attendant's total earnings and approximately 37% of the typical pilot's compensation.  Pilots at all Ryanair bases are covered by four-year agreements on pay, allowances and rosters which variously fall due for negotiation between 2013 and 2015. In March 2012, Ryanair agreed to increase the pay of pilots and cabin crew in accordance with the terms of individual base agreements. The remaining employees who were not covered by base agreements had their salary frozen for a period of 12 months. Ryanair's pilots are currently subject to IAA-approved limits of 100 flight-hours per 28-day cycle and 900 flight-hours per fiscal year. For the 2012 fiscal year, the average flight-hours for Ryanair's pilots amounted to approximately 70 hours per month and approximately 839 hours for the complete year, a 2% increase on the previous fiscal year. Were more stringent regulations on flight hours to be adopted, Ryanair's flight personnel could experience a reduction in their total pay due to lower compensation for the number of hours or sectors flown and Ryanair could be required to hire additional flight personnel.

Ryanair considers its relations with its employees to be good. Ryanair currently negotiates with groups of employees, including its pilots, through "Employee Representation Committees" ("ERCs") regarding pay, work practices and conditions of employment, including conducting formal negotiations with these internal collective bargaining units. Ryanair's senior management meets regularly with the different ERCs to discuss all aspects of the business and those issues that specifically relate to each relevant employee group.

On June 19, 2009, BALPA (the U.K. pilots union) made a request for voluntary recognition under applicable U.K. legislation, which Ryanair rejected. BALPA had the option of applying to the U.K.'s Central Arbitration Committee (CAC) to organize a vote on union recognition by Ryanair's pilots in relevant bargaining units, as determined by the CAC but BALPA decided not to proceed with an application at that time. The option to apply for a ballot remains open to BALPA and if it were to seek and be successful in such a ballot, it would be able to represent the U.K. pilots in negotiations over salaries and working conditions.

Ryanair Holdings' shareholders have approved a number of share option plans for employees and directors. Ryanair Holdings has also issued share options to certain of its senior managers. For details of all outstanding share options, see "Item 10. Additional Information--Options to Purchase Securities from Registrant or Subsidiaries."

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RYANAIR HOLDINGS PLC

            /s/    MICHAEL O' LEARY
Name:     Michael O'Leary
Title:       Chief Executive Officer and Director

Date: December 4, 2012

Exhibit 12.1

Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a)

of the Securities Exchange Act of 1934

I, Michael O'Leary, certify that:

1. I have reviewed this annual report on Form 20-F/A of Ryanair Holdings plc (the "Company");

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

/s/ MICHAEL O'LEARY
Michael O'Leary
Chief Executive Officer

Date: December 4, 2012

Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a)
of the Securities Exchange Act of 1934

I, Howard Millar, certify that:

1. I have reviewed this annual report on Form 20-F/A of Ryanair Holdings plc (the "Company");

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

/s/ HOWARD MILLAR
Howard Millar
Deputy Chief Executive and Chief Financial Officer

Date: December 4, 2012

Exhibit 13.1

Certification Pursuant to Rule 13a-14(b) or Rule 15d-14(b) of
the Securities Exchange Act of 1934, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
18 U.S.C. Section 1350

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Ryanair Holdings plc (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 20-F/A for the fiscal year ended March 31, 2012 (the "Form 20-F") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ MICHAEL O'LEARY
Michael O'Leary
Chief Executive Officer

Date: December 4, 2012

/s/ HOWARD MILLAR
Howard Millar
Deputy Chief Executive and Chief Financial Officer

Date: December 4, 2012

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 December, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary